IX Energy Holdings, Inc.
711 Third Avenue, 12th Floor
New York, New York 10017

August 27, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: IX Energy Holdings, Inc. Registration Statement on Form S-1 (File No. 333-158995)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission (“ Commission ”) by IX Energy Holdings, Inc  (the “ Registrant ”) on May 5, 2009 and an amendment thereto subsequently filed by the Registrant on July 10, 2009 (File No. 333-158995) (together with all amendments, the “ Registration Statement ”).  Pursuant to Rule 477 promulgated under the Securities Act of 1933 (“ Securities Act ”), the Registrant hereby applies for the withdrawal of the Registration Statement together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

At this time, the Registrant has elected not to proceed with the public offering contemplated by the Registration Statement due to the difficult economic environment and the Company’s inability to raise sufficient capital. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that it has not sold any securities pursuant to the Registration Statement.

Upon the granting of the Commission’s consent, please forward copies of the order withdrawing the Registration Statement to the undersigned at IX Energy Holdings, Inc  711 Third Avenue, 12th Floor, New York, New York 10017 and to the Registrant’s counsel, Sunny J. Barkats at JSBarkats PLLC, 18 East 41st Street 19th Floor  New York, New York 10017.

If you have questions or require additional information, please do not hesitate to contact Sunny J. Barkats at (646) 502-7001.

Sincerely,

IX Energy Holdings, Inc

By:	/s/ Steven Hoffman
Name: Steven Hoffman
Title: Chief Executive Officer